See attached: Schedule A and Indemnity Bond.

SCHEDULE A

This Schedule A Dated, October 17, 1987, attached to and incorporated in the attached security agreement dated the same date, as though fully set forth therein. The following partial itemization of property constitutes a portion of the collateral referenced in said security agreement, and is not intended to represent the actual and full extent of said collateral. This Schedule A supplements previous security agreements describing collateral, that may have been entered by the same parties.

a. Income from every source

b. Proceeds of Secured Party's labor from every source

c. Application for STATE OF PENNSYLVANIA, CERETIFICATION OF BIRTH # 140034-1969.

Certificate File Number 001232826, and all other Certificates of Birth, Certificates of Living Birth, Notifications of Registration of Birth, or Certificates of Registration of Birth, or otherwise entitled documents of birth whether county, state, federal, or other either ascribed to or derived from the name of the debtor identified above, or based upon the above described birth document.

d. Application for Social Security #166-56-5510

e. STATE OF PENNSYLVANIA driver license number 22696752

f. UCC 1 File Number : 138-2019-000598 and all addendums.

g. All property listed on the Legal Notice and Demand that is filed in____ALLEGHENY COUNTY, PENNSYLVANIA register of deeds office, including but not limited to the following: all DNA, fingerprints, all biological identification, all blood, all bodily fluids, all bodily excretions, all organs, all body parts, all bodily tissues, all thoughts, all intellectual property, are the ole property of Lisa Michelle Parker, the Secured Party Creditor. These items of property cannot be taken, used, duplicated, confiscated, confined, restrained, abused, damaged, influenced, or removed from the Secured Party Benjamin Freedom: Franklin, without his voluntary, written permission. Any violation of this agreement will constitute a penalty of one hundred million 99.999% one ounce silver coins, per occurrence, per officer or agent involved. This is a contract in admiralty and you may rebut this contract within 21 days. Rebuttal must be per the conditions found in the "Legal Notice and Demand" that is on file, along with this document, in the register of deeds office in____ALLEGHENY COUNTY, PENNSYLVANIA.

All Property Belonging to the LISA MICHELLE PARKER, Debtor belongs to the Creditor, including equity and improvements. See Atlanta UCC-1, and Legal Notice and Demand for complete property list.

INDEMNITY BOND

Know all men by these presents, that LISA MICHELLE PARKER, the Debtor, hereby establishes this Indemnity Bond in favor of Lisa Michelle Parker, the Secured Party, in the sum of present and future collateral values up to the sum of One Hundred Million United States dollars

($100,000,000.00), in silver dollars, fiat money, or money of account/credit, at par value, for the payment of which bond the debtor hereby firmly binds its successors, heirs, executors, administrators, DBA's, AKA's, and third-party assigns. jointly and severally. LISA MICHELLE PARKER, the debtor hereby indemnifies Lisa Michelle Parker, the Secured Party against losses incurred as a result of all claims of debts or losses made by any and all persons against the commercial transactions and investments of LISA MICHELLE PARKER, the debtor. The condition of this bond is that Lisa Michelle Parker, the Secured Party covenants to do certain things on behalf of the debtor, as set forth in this security agreement of the same date and executing parties; and debtor covenants to serve as a transmitting utility to assure beneficial interest in all accounts established and managed by the UNITED STATES AND its agent(s)/agencies, corporations or otherwise; and all goods and services in commerce are available to or conveyed from LISA MICHELLE PARKER, debtor to Lisa Michelle Parker, the Secured Party, whichever is appropriate.

To avert losses of vested rights in the present or future collateral that is the subject of the attached security agreement, debtor agrees to make available to the secured party, such accounts established by intent of the parties, by operation of law, and/or as constructive trusts, to hold proceeds arising from assets belonging to LISA MICHELLE PARKER, the debtor, and administered by the UNITED STATES or its subdivisions, agents, or affiliates. Pursuant to existing laws of the UNITED STATES and the agreement of the parties of the attached security agreement, Lisa Michelle Parker, the Secured Party is authorized to assign such funds from said accounts as are necessary to settle all past, present, and future public debts and obligations incurred by the debtor on behalf of Lisa Michelle Parker, the Secured Party.

The debtor, without the benefit of discussion or division, does hereby agree, covenant, and undertake to indemnify, defend, and hold Lisa Michelle Parker, the Secured Party harmless from and against any and all claims, losses, liabilities, costs, interests, and expenses including, without restriction, legal costs, interests, penalties, and fines previously suffered or incurred, or to be suffered or incurred by Lisa Michelle Parker, the Secured Party, in accordance with Lisa Michelle Parker, the Secured Party's personal guarantee with respect *to* loans or indebtedness belonging to LISA MICHELLE PARKER the debtor, including any amount the debtor might be deemed to owe to a public creditor for any reason whatsoever. Lisa Michelle Parker, the Secured Party shall promptly advise LISA MICHELLE PARKER, the debtor of all public claims brought by third parties against the present or future property of LISA MICHELLE PARKER, the debtor, all of which is covered by the attached security agreement up to the indemnification amount declared herein, and to provide LISA MICHELLE PARKER, the debtor with full details of said claim(s), including copies of all documents, correspondence, suits, or actions received by or served upon LISA MICHELLE PARKER, the debtor through Lisa Michelle Parker, the Secured Party. Lisa Michelle Parker, Secured Party shall fully cooperate with discussion, negotiation, or other proceedings relating to such claims.

This bond shall be in force and effect as of the date it is signed and accepted by the parties, and provided that secured party may cancel this bond and be relieved of further duty hereunder by delivering a thirty (30) day written notice of cancellation to LISA MICHELLE PARKER, the debtor. No such cancellation shall affect the liability incurred by or accrued to Lisa Michelle Parker, Secured Party prior to the conclusion of said thirty (30) day period. In such event of notice of cancellation, and in the event the UNITED STATES reinstitutes its constructive claim against the collateral, the debtor agrees to reissue the bond before the end of the thirty (30) day period for an amount equal to or greater than the above value of the attached security agreement, unless the parties agree otherwise.

NOTICE OF LIEN
This agreement constitutes an International Commercial Lien on all property (in each of their

individual capacity/form/item) of the Debtor (indemnitor) on behalf of, and for the benefit of, Lisa Michelle Parker, the Secured Party Creditor (indemnitee) in the amount of $100,000,000.00 (ONE HUNDRED MILLION), in silver dollars, fiat money, or money of account/credit, at par value. This lien will expire at the moment that the indemnitee expires or when this lien is satisfied by any Third Party Interloper who seeks to take/seize any of said property.

LISA MICHELLE PARKER, Indemnitor   Lisa Michelle Parker, Indemnitee

NATIONSTAR MORTGAGE, LLC
350 HIGHLAND DRIVE
LEWISVILLE, TX 75067

BANK OF AMERICA
100 NORTH TRYON STREET
CHARLOTTE, NC 28255

COUNTRYWIDE HOME LOANS
2644 MOSSIDE BLVD
MONROEVILLE, PA 15146

ACCOUNT NUMBER 0601450562
URBAN REDEVELOPMENT AUTHORITY OF PITTSBURGH FHA CASE NO PA 4422752480703, LOAN NO. 194468664, BAR CODE NUMBER 23991. 19446866400002001R. DEED DOCUMENT NUMBER 2014-25298, BOOK-VL/PG/ BK-M VL-43105 Pg.512. MORTGAGE ELECTRONIC REGISTRATION SYSTEM, NATIONSTAR MORTGAGE, LLC 2613628 Elena Walls. MERS FHA MORTGAGE-PA 1004N-PA (11/07).

Assesor's Tax ID No. 232-B204, MERS 10013370003355382, SIS NUMBER 1-88-697-6377. ASSIGNOR: P. O. BOX 2026, FLINT MI 48501, BEENA DIETZ, ASSIGNEE 350 HIGHLAND DR. LEWISVILLE, TX 75019.

DATE OF MORTGAGE: SEPTEMBER 15, 2008: RECORDED SEPTEMBER 17, 2008 IN BK/REEL/LIBER: M35874, Pg/FOLIO 272 AS INSTRUMENT/DOCUMENT 2008-85114, IN THE COUNTY OF ALLEGHENY, STATE OF PENNSYLVANIA, 38 CRESTLINE COURT, PITTSBURGH, PA 15221.

AT ATNATN 04/116/2014 12:04;38PM* NATT01NATNATNA 000000000000000469499 PAALLEG* PA STATE-_MORT_ASSIGN-ASSN_*BDINATN*..

INSTRUMENT NUMBER 2014-7832, BK-DE VL15557, PG-580, BAR CODE 6021400007832, CERTIFIED ON 04-02-2014/BK. 0232B0020400000.

Form S.A.#10171969-2/LMP   Secured Party; Lisa Michelle Parker
             For the Security Agreement 2016 by the Lisa Michelle Parker

DOCUMENT NUMBER 2014-7832, RECIEPT NUMBER 2599387, BOOK VOL/PG BK-DE VL-15557 PG-580. USER/STATION M WARD-CASH STATION 22. 143848 DRE CERTIFIED, O2-APR-2014 3:37PM INT BY: B.K.

COPYRIGHT CLAIM AFIDAVIT- CERTIFIED MAIL # 7013302000068960078
CERTIFIED MAIL # 70133020000068970108 FOR AFFIDAVIT OF SERVICE.
COURT CASE NUMBER MG-14-000620. NATIONSTAR MORTGAGE, LLC CERTIFIED MAIL # 71969006929727306474.
S &D FILE 14-045606 (SHAPIRO & DENARDO).

SEPTEMBER 17, 2008 INSTRUMENT NUMBER 2008-27283 RECORDED AS DEED PARTIES: STANLEY CONSTRUCTION COMPANY, TO: Youngblood, Lisa M. AFFIDAVIT ATTACHED: NO. STAMP NUMBER T345819, PITTS WARD 13-HOEWOOD BLK/LOT # 232-B-204. VALUE 120,000.00.

DOCUMENT NUMBER 2008-27283, RECEIPT NUMBER 1204667. RECORDED DATE/TIME: SEPTEMBER 17, 2008 12:01:20 PM. BOOK-VOL/PG. BK-DE VL-13736 PG. USER/STATION: C CARSON-CASH SUPER 06,

KEYSTONE CLOSING SERVICES

INSTRUMENT NUMBER 2015-10202 BK-DE VL-15946 PG-180 RECORDED ON " APRIL 17, 2015 AS – DEED PARTIES: Youngblood, Lisa M by Shff, To: NATIONSTAR MORTGAGE, LLC, AFFIDAVIT ATTACHED: YES, STAMP NUMBER T8075 PGH: EXEMPT, WARD 12-HOMEWOOD VALUE:00 CEFTIFIED ON BY 04-16-2015/ SB DOCUMENT NUMBER 2015-10202, RECEIPT NUMBER 2866181 RECORDED DATE/TIME: 4/17/2015 9:52;47AM, BOOK-VOL/PG: BK-DE VL 15946 PG-180, USER/STATION: A MATHEWS- CASH SUPER OR CASE NUMBER MG-14-620, SALE NUMBER 146, JANUARY 2015 186002 DRE CERIFIED, 16-APR-2015 10:54 A\INT BY: SB CERTIFICATE OF RESIDENCE & TAX BILLING ADDRESS: NATIONSTAR MORTGAGE, LLC, OWNER MAIL: NATIONSTAR MORTGAGE, LLC SHERIFF DEED FORM 38, CONSIDRATION $1,806.93 SP;D PM EX ,MG-NO 14-620, 146 JAN 2015, REALTY TRANSFER TAX STATION OF VALUE.

COURT CASE NUMBER (S) GD-14-08288, MG-14-00620, GD-15-009389, MJ-05003-CR-0001255-2016, CP-02-CR-0006500-2016.

COUNTY OF ALLEGHENY STATE OF PENNSYLVANIA
I, Lisa Michelle Youngblood living woman in the capacity of Lisa Michelle Youngblood, recorded as the ("Grantee") on the deed for the real estate described on the attached certified copy of the Grant Deed. See exhibit A, of said deed recorded on 09/17/20008, Document# 2008-27283, notarized by Lori LaMarca. It is my free will act and deed to acknowledge my acceptance of the deed as sole owner, hereinafter called the "grantee" under the terms of the deed. I ask that the record on file in the office of register of deeds of Allegheny County be corrected to show my acceptance of the deed, as GRANTEE, of and the lawful owner of the real estate at 38 Crestline Court, Pittsburgh Pennsylvania. Further this Grant Deed defines a legal description for this property as a portion of the original land patent. See Exhibit B. I am an assignee of the Grant Deed and Beneficiary of the land patent, for which was recorded in the General Land office, by Richard Butler, Esquire, in Westmoreland County, Pennsylvania in 06/04/1789. RG-17 Map and

Book# P-l 5, page 52, by Thomas Mifllin Esquire, President of Supreme Execute Council on the 4 day of June, 1789. I bring the land patent forward retroactive to the issue date of04/03/l 789. Application # 2802. I accept and acknowledge my ownership rights back to this original land patent. Any subsequent liens, encumbrances, taxes, etc. are void on their face. Bouvier Law 1856 An acknowledged deed is evidence of the grantee, and authorizes recording it; Kellogg v, Loomis. 16 Gray (Mass.) 48.

Property Description:

Exhibit B

All of my other real property and interest issued for this real estate, and its gain is to be immediately returned to me. What's mine is mine, what's yours is yours.

I accept the oaths of all public officers and bind them to it as well as bestow our sovereign immunity on them while administering our lawful orders. This public record under the seal of a competent court is guaranteed full faith and credit per Article 4 Section I of your constitution. Any officer of the public who does not immediately carry out these lawful orders acknowledges warring with the constitution, and committing treason. So let it be written, so let it be done.

This my freewill act and deed, under our hand and seal;

This is the security entry of collateral by Lisa Michelle Parker, the Secured Party on behalf of the : LISA MICHELLE PARKER in the Commercial Chamber under necessity to secure the rights, title(s) and value there from in and of the Root of Title from inception, as well as all property held in trust including but not limited to DNA, cDNA, cell lines, retina scans, fingerprints and all Debentures, Indentures, Accounts, and all the Pledges represented by same included but not limited to the pingus, hypotheca, hereditaments, res, the energy and all products derived there from nunc pro tunc, contracts, agreements, and signatures and/or endorsements, facsimiles, printed, typed or photo copied of owner's name predicated on the "Straw-man" Enslegis/Trust/Estate described as the debtor and all property is accepted for value and is Exempt from levy. Lien places on debtor entities is for all outstanding property still owed but not yet returned to trust from entities such as municipalities, governments and the like not on trust entity itself. Trustee is not surety to any account by explicit reservation/indemnification. The following property is hereby registered and liened in the same: All Certificates of Birth Document 140034-169/483850, UCC Contract Trust Account prepaid account Number 166-56-5510, exemption Identification Number 166565510, is here in liened and claimed data sum certain $100,000,000.00 also registered ; Security Agreement Number: 10171969-LMP-SA, Hold Harmless & Indemnity Agreement Number 10171969-LMP-HHIA, Copyright under Trespass by any agent(s) foreign or domestic, by such in any scheme or artifice to defraud. Full reverence and by ALL Agents and Corporations is unambiguously demanded and required. Culpa estimmiscere se rel ad se non pertienti. All property currently held are outstanding belongs to the Trust administered by Trustee/Secured Party, Title 46 USC 31343 and Article 1 and 5 of the International Convention on Maritime Lien is under safe harbor and sinking funds provisions through the prescription of Law of Necessity and the doctrines of unconscionably and La Mort Salsit Le Vif in accordance with Applicable Law, Cardinal Orders, Ordinal Orders, and Commercial Standards.

P-15, page 52 by Thomas Mifflin Esquire, President of Supre Execute Council on the 4 day of June 1789, I bring the land patent forward retroactive to the issue date of 04/03/1789. Application # 2802, I accept and acknowledge my ownership rights back to this original land patent. Any subsequent liens, encumbrances, taxes, etc are void on their face Bouvier Law 1856. ALL that certain lot or parcel of ground located in the 13th ward of the city of pittsburgh, allegheny county, pennsylvania and known and numbered as lot no, 414 i the eastgate plan of lots no, 4 as recorded in the office of the recorder of deeds of allegheny county, pennsylvania in plan book volume 88, pages 182 and 183 parcel number 232-B-204, metes and bounds, 70.41, 100.00. 28.7 and 11.23. Before the above property, can be seized, sold, forfeited transferred, surrendered, conveyed, disposed of or otherwise removed from LISA M YOUNGBLOOD (PARKER) possession, Secured party must be satisfied in full via this lien sum certain $100,000,000.00. Record owner is not the gurantor or surety ot any other account explicit reservation. Said filing Common Law & agricultural lien and such establishes a superior security interest & lien on the property, as a matter of right under necessity & said lien is valid for 99 years.

KENTUCKY UCC 3 ASSIGNMENT NUMBER 2015-2792274.21-15, CASHIER CHECK OO24, IN THE AMOUNT OF $72,456.25.
ARKANSAS UCC 3 ASSIGNMENT NUMBER 40000170750620M BILL OF EXCHANGE LMP0010, IN THE AMOUNT OF $74,331.67.
ARKANSAS AMENDMENT NUMBER 40000178372840, PROMISSORY NOTE 10171969500 IN THE AMOUNT OF $75,000.